Exhibit 99.1

China New Borun Announces First Half Year of 2018 Unaudited

Financial Results

Beijing, China, October 30, 2018 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the first half year ended June 30, 2018.

First Half Year of 2018 Quick View

•	Total revenue decreased 12.2% to RMB940.4 million ($142.1 million[1]) from RMB1,071.0 million in the first half year of 2017.

•	Gross profit decreased 54.1% to RMB65.7 million ($9.9 million) from RMB143.2 million in the first half year of 2017.

•	Net income decreased 83.1% to RMB10.5 million ($1.6 million) from RMB62.0 million in the first half year of 2017.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.41 ($0.06) for the first half year of 2018. Each ADS represents one of the Company's ordinary shares.

First Half Year of 2018 Financial Performance

For the first half year of 2018, revenue decreased by 12.2% year-over-year to RMB940.4 million ($142.1 million) from RMB1,071.0 million in the same period of 2017. The decrease in revenue was mainly due to lower sales volume of edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 7.3% to RMB661.1 million ($99.9 million) in the first half year of 2018, compared to RMB713.0 million in the first half year of 2017. The sales volume of edible alcohol in the first half year of 2018 decreased by 18.4% year-over-year to 150,386 tons, while the average selling price of edible alcohol increased by 13.7% year-over-year to RMB4,396 per ton.

•	Revenue from DDGS Feed decreased by 12.2% to RMB227.4 million ($34.4 million) in the first half year of 2018, compared to RMB258.9 million in the first half year of 2017. The sales volume of DDGS Feed in the first half year of 2018 decreased by 14.7% year-over-year to 137,161 tons, while the average selling price increased by 2.9% year-over-year to RMB1,658 per ton.

[1] This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended June 30, 2018 were made at a rate of RMB6.6166 to USD1.00, the rate published by the People’s Bank of China on June 30, 2018. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

•	Revenue from liquid carbon dioxide increased by 34.1% to RMB14.0 million ($2.1 million) in the first half year of 2018, compared to RMB10.5 million in the first half year of 2017. The sales volume of liquid carbon dioxide in the first half year of 2018 decreased by 14.8% year-over-year to 52,197 tons, while the average selling price increased by 57.4% year-over-year to RMB269 per ton.

•	In 2017, we invested in and completed the construction of our AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical product that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. Revenue from AMPS products increased by 284.4% to RMB37.8 million ($5.7 million) in the first half year of 2018, compared to RMB9.8 million in the first half year of 2017. The sales volume of AMPS in the first half year of 2018 increased by 262.7% year-over-year to 2,067 tons, and the average selling price increased by 6.0% year-over-year to RMB18,283 per ton.

During the first half year of 2018, gross profit decreased by 54.1% to RMB65.7 million ($9.9 million) from RMB143.2 million in the same period of 2017. Gross margin for the first half year of 2018 decreased to 7.0%, from 13.4% in the same period of 2017, which was primarily attributable to the steeper increase in average corn cost, compare with selling price of edible alcohol.

Operating income decreased by 63.3% to RMB42.3 million ($6.4 million) in the first half year of 2018, from RMB115.5 million in the same period of 2017, primarily due to lower gross profit earned.

Selling expenses decreased by RMB0.1 million, or 6.5% to RMB1.7 million ($0.3 million) in the first half year of 2018, from RMB1.8 million in the same period of 2017.

General and administrative expenses decreased by RMB4.2 million, or 16.5% to RMB21.7 million ($3.3 million) in the first half year of 2018, from RMB25.9 million in the same period of 2017.

Income tax expenses in the third quarter of 2017 were RMB3.5 million ($0.5 million), representing an effective tax rate of 25.0%.

Net income decreased by 83.1% to RMB10.5 million ($1.6 million) in the first half year of 2018, compared to RMB62.0 million in the same period of 2017. In the first half year of 2018, basic and diluted earnings per share and per ADS were RMB0.41 ($0.06), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2018, cash and bank deposits of RMB1.1 billion ($164.3 million) increased by RMB358.6 million, compared with RMB728.3 million as of December 31, 2017.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Chief Executive Officer

Jinmiao Wang

Phone: +86-536-545 1199 (China)

Email: Jinmiao.wang@chinanewborun.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2017	June 30, 2018
	RMB	RMB	US$
Assets
Cash	728,249,297	1,086,873,642	164,264,674
Trade accounts receivable, net of allowance for doubtful accounts	509,737,390	374,097,731	56,539,270
Inventories	434,185,431	864,790,353	130,700,111
Advance to suppliers	562,196,185	116,421	17,595
Other receivables	66,391,456	124,068,994	18,751,170
Prepaid expenses	2,781,503	1,057,588	159,839
Total current assets	2,303,541,262	2,451,004,729	370,432,659
Property, plant and equipment, net	766,055,948	708,673,988	107,105,460
Land use right, net	127,627,629	126,211,340	19,074,954
Total assets	3,197,224,839	3,285,890,057	496,613,073

Liabilities and shareholders’ equity
Trade accounts payable	36,890,637	96,856,426	14,638,398
Accrued expenses and other payables	54,770,180	56,059,165	8,472,503
Income taxes payable	66,717,710	18,227,885	2,754,872
Short-term borrowings	698,667,011	763,361,371	115,370,639
Total current liabilities	857,045,538	934,504,847	141,236,412
Bonds payable: outstanding principal amount of RMB300,000,000, bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB5,419,012 and RMB4,712,184 ($712,176) as of December 31, 2017 and June 30, 2018, respectively)	294,580,988	295,287,816	44,628,331
Total liabilities	1,151,626,526	1,229,792,663	185,864,743

Shareholders’ equity
Ordinary share – par value of RMB0.0068259, 25,725,000 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	70,751,169
Retained earnings – appropriated	171,207,400	171,207,400	25,875,435
Retained earnings – unappropriated	1,406,583,669	1,417,082,750	214,170,835
Accumulated other comprehensive loss	(500,539)	(500,539)	(74,834)
Total shareholders’ equity	2,045,598,313	2,056,097,394	310,748,330
Total liabilities and shareholders’ equity	3,197,224,839	3,285,890,057	496,613,073

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2017	June 30, 2018
	RMB	RMB	US$

Revenues	1,071,003,283	940,373,341	142,123,347
Cost of goods sold	927,765,691	874,660,760	132,191,875
Gross profit	143,237,592	65,712,581	9,931,472
Operating expenses:
Selling	1,857,320	1,736,694	262,475
General and administrative	25,926,437	21,659,207	3,273,465
Total operating expenses	27,783,757	23,395,901	3,535,940
Operating income	115,453,835	42,316,680	6,395,532

Other (income) expenses:
Interest income	(1,697,415)	(1,576,502)	(238,265)
Interest expense	34,603,020	26,792,679	4,502,717
Others, net	(59,252)	101,728	15,375
Total other expense, net	32,846,353	28,317,905	4,279,827
Income before income taxes	82,607,482	13,998,775	2,115,705
Income tax expense	20,651,870	3,499,694	528,926
Net income	61,955,612	10,499,081	1,586,779

Earnings per share:
Basic and diluted	2.41	0.41	0.06
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000